September 5, 2024

Lisa Nelson
Chief Executive Officer
CBD Life Sciences, Inc.
10953 N. Frank Lloyd Wright Boulevard Suite 108
Scottsdale, AZ 85259

       Re: CBD Life Sciences, Inc.
           Post-Qualification Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed August 19, 2024
           File No. 024-12430
Dear Lisa Nelson:

       We have reviewed your amendment and have the following comment.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A
Cover Page

1. We note your disclosure that you will offer shares at a fixed price; however, we also note your inclusion of a price range of $0.0001-0.0005 on the cover page, of $0.0001-0.0009 on page 17, and that you may issue the remaining shares for non-cash consideration.
       Please revise your disclosure to clearly include either a fixed price or a consistent bona fide price range. Please note that pursuant to Rule 253(b)(1), if you include a price range, the securities must be offered for cash.
       We will consider qualifying your offering statement at your request.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 5, 2024
Page 2

       Please contact Doris Stacey Gama at 202-551-3188 or Tim Buchmiller at 202-551-3635
with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:   Eric Newlan, Esq.